Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009
(in United States Dollars, unless otherwise stated)

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Gammon Gold Inc.

We have audited the accompanying consolidated financial statements of Gammon Gold Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive (loss)/income, cash flows and shareholders’ equity the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gammon Gold Inc. as at December 31, 2010 and December 31, 2009, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Yours very truly,

/s/ KMPG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 23, 2011

CONSOLIDATED BALANCE SHEETS
(in thousands of United States Dollars)

At December 31	2010	2009

ASSETS
Current
Cash and cash equivalents	$113,142	$128,977
Commodity taxes receivable	14,152	10,598
Trade and other receivables	3,773	1,974
Derivative assets (Note 20)	1,060	-
Current portion of future income tax asset (Note 12)	2,351	4,210
Inventories (Note 3)	75,774	60,485
Prepaids and deposits	2,511	2,680
	212,763	208,924

Deposits on property, plant and equipment	535	4,861
Long-term ore in process inventory (Note 3)	13,205	11,197
Investments (Note 4)	20,797	-
Other long-term assets (Note 5)	-	3,847
Mining interests and property, plant and equipment (Notes 5 and 6)	568,635	628,740
Intangible assets (Note 7)	3,453	-
Goodwill (Note 5)	-	106,799

	$819,388	$964,368

LIABILITIES
Current
Payables and accruals	$38,001	$37,019
Current portion of long-term debt and capital leases (Note 8)	4,373	4,398
Current portion of other long-term obligations (Note 9)	1,956	763
Current portion of future income tax liability (Note 12)	8,934	-
	53,264	42,180

Long-term debt and capital leases (Note 8)	27,171	32,431
Other long-term obligations (Note 9)	3,864	5,051
Asset retirement obligations (Note 10)	5,643	5,958
Employee future benefits (Note 11)	1,983	1,635
Future income tax liability (Note 12)	60,700	84,776
	152,625	172,031
SHAREHOLDERS’ EQUITY (Note 13)
Capital stock	881,973	866,716
Contributed surplus	22,365	23,873
Deficit	(252,173)	(104,686)
Accumulated other comprehensive income	14,598	6,434
	666,763	792,337
	$819,388	$964,368

Commitments and contingencies (Note 14)
Subsequent events (Note 24)

Signed on behalf of the Board:	"Signed"	"Signed"
	René Marion, Director	Ronald Smith, Director

See accompanying notes to the consolidated financial statements.	1

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) / INCOME
(in thousands of United States Dollars except per share data)

For the years ended December 31	2010	2009

Revenue from mining operations	$238,266	$206,801

Expenses
Production costs, excluding amortization and depletion	90,866	94,599
Mine standby costs (Note 15)	9,214	1,905
Refining costs	1,873	2,855
General and administrative costs	27,589	36,575
Exploration and business development	1,934	479
Amortization, depletion and accretion	46,527	42,954
	178,003	179,367

Earnings before other items	60,263	27,434

Impairment charge (Note 5)	(221,610)	-
Gain on investments (Note 4)	1,260	-
Loss on disposal of assets	(2,582)	-
Interest on long-term debt	(3,149)	(3,314)
Foreign exchange loss	(3,091)	(4,896)
Interest and other income	1,693	633
Other (Note 16)	(881)	-
	(228,360)	(7,577)

(Loss) / earnings before income taxes	(168,097)	19,857

Future income tax (recovery) / expense (Note 12)	(19,094)	6,611
Current tax (recovery) / expense	(1,516)	5,041
	(20,610)	11,652

Net (loss) / earnings	$(147,487)	$8,205

Other comprehensive income, net of tax of $1,498	8,164	-

Comprehensive (loss) / income	$(139,323)	$8,205

(Loss) / earnings per share (Note 17)
Basic	$(1.06)	$0.07
Diluted	$(1.06)	$0.06

Weighted average shares outstanding (Note 17)
Basic	138,503,059	125,688,993
Diluted	138,503,059	126,592,185

See accompanying notes to the consolidated financial statements.	2

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States Dollars)

For the years ended December 31	2010	2009

OPERATING ACTIVITIES
Net (loss) / earnings	$(147,487)	$8,205
Payment of other long-term obligations	(792)	(727)
Payment of employee future benefits	(101)	-
Items not affecting cash (Note 18)	261,105	65,666
Change in non-cash operating working capital (Note 18)	(15,142)	5,074
	97,583	78,218

INVESTING ACTIVITIES
Increase in deposits on property, plant and equipment	(423)	(601)
Purchase of investments	(10,775)	-
Expenditures on mining interests, property, plant & equipment and intangible assets	(107,216)	(76,861)
	(118,414)	(77,462)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(4,351)	(7,464)
Proceeds on sale of property, plant and equipment	-	17,201
Proceeds on long-term debt	-	11,500
Repayment of long-term debt	(57)	(22,563)
Financing fees on long-term debt	(1,523)	(1,200)
Net proceeds from issuance of common shares	-	108,132
Proceeds from exercise of stock options	8,393	19,357
	2,462	124,963

Impact of foreign exchange on cash	2,534	-

Net (decrease) / increase in cash and cash equivalents	(15,835)	125,719

Cash and cash equivalents, beginning of year	128,977	3,258

Cash and cash equivalents, end of year	$113,142	$128,977

Cash and cash equivalents is comprised of the following:

Cash	$85,863	$93,249
Cash equivalents	27,279	35,728
	$113,142	$128,977

See accompanying notes to the consolidated financial statements.	3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands of United States Dollars)

For the years ended December 31	2010	2009

Capital stock
Balance, beginning of period	$866,716	$719,426
Shares issued through employee share purchase plan	540	92
Shares issued through equity offering	-	115,042
Share issuance costs	-	(6,910)
For cash pursuant to exercise of stock options	8,393	19,357
Fair value of share-based compensation	6,324	19,709
Balance, end of period	$881,973	$866,716

Contributed surplus
Balance, beginning of period	$23,873	$33,288
Fair value of share-based compensation	(6,324)	(19,709)
Forfeitures of stock options	(253)	(150)
Share-based compensation	5,069	10,444
Balance, end of period	$22,365	$23,873

Deficit
Balance, beginning of period	$(104,686)	$(112,891)
Net (loss) / earnings	(147,487)	8,205
Balance, end of period	$(252,173)	$(104,686)

Accumulated other comprehensive income
Balance, beginning of period	$6,434	$6,434
Unrealized gain on investments, net of tax of $1,340 (Note 4)	7,297	-
Change in fair value of derivatives designated as cash flow hedges, net of tax of $217 (Note 20)	1,185	-
Reclassification of realized gains on cash flow hedges, net of tax of $59 (Note 20)	(318)	-
Balance, end of period	$14,598	$6,434

Total shareholders’ equity	$666,763	$792,337

See accompanying notes to the consolidated financial statements.	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

1. Nature of operations

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7).

2. Summary of significant accounting policies

(a) Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the following significant accounting policies. These financial statements are prepared in United States dollars, unless otherwise indicated.

(b) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Chihuahua S.A. de C.V., Gammon Lake Resources (USA) Inc., Gammon Lake Holdings Inc., Mexgold Resources Inc., Compania Minera del Cubo S.A. de C.V., Gammon Lake GYC S.A. de C.V., and Metales Interamericanos S.A. de C.V. All significant intercompany balances and transactions have been eliminated on consolidation.

(c) Foreign currency translation

The functional currency of the Company and its subsidiaries is the United States dollar (“US dollar”). Non-US dollar balances are translated into US dollars as follows: monetary assets and liabilities are translated to US dollars at the period-end exchange rate; non-monetary assets and liabilities are translated at the rate prevailing at the time of the transaction; and revenue and expense transactions are translated using average exchange rates.

Translation gains or losses are recognized in earnings in the period in which they occur, other than foreign exchange gains and losses from translating available-for-sale investments in equity securities which are recognized in other comprehensive income as part of the total change in fair values of the securities. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalents balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

(d) Use of estimates and measurement uncertainty

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts for assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant areas requiring the use of management estimates and assumptions relate to mineral reserves and resources that are the basis for future cash flow estimates utilized in impairment calculations; depletion and amortization calculations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; future economic benefit of capitalized stripping costs; estimates of fair value for certain reporting units and asset impairment; write-downs of inventory to net realizable value; post-employment, post-retirement and other employee future benefits; valuation allowances for future income tax assets; asset retirement obligations; reserves for contingencies and litigation; the fair value of stock-based compensation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(e) Revenue recognition

Revenue from the sale of gold, silver, and doré bars is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership passes to the purchaser including title risk, the selling price is fixed or determinable, and collectability is reasonably assured. Sales of doré bars are recorded at estimated values, and are further adjusted based upon final quality assessment and quotations. Interest revenue is recognized on an accrual basis.

(f) Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(g) Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

Ore in process inventory

The recovery of gold and silver is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on current mining and processing costs, including applicable overhead, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of gold, silver, and doré bars, and is valued at the lower of cost and net realizable value.

For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

(h) Mining interests and depletion

The carrying value of mining interests represents the accumulated costs to date related to the acquisition, exploration and development of the Company’s mineral properties. Exploration expenditures incurred prior to the date of establishing that a property has mineral resources with the potential of being economically recoverable are expensed. Costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed uneconomic.

Production stage mining interests are amortized over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves, or on a straight-line basis over the term of the lease. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.

Mining costs associated with stripping activities in an open pit mine are capitalized if they represent a betterment to the mineral property in that access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. Capitalized stripping costs are amortized over the life of the deposit benefiting from the stripping using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

The expected useful lives used in amortization and depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(i) Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets, which do not exceed the related estimated life of mine, as follows:

Equipment under capital lease	4-6 years	Vehicles	4 years
Heavy equipment	4-9 years	Buildings	9 years
Other equipment	6-9 years	Office equipment	3-9 years
Processing plant	6-9 years	Leasehold improvements	3 years

(j) Intangible assets

Amounts paid for the acquisition of identifiable intangible assets are recorded at cost less accumulated amortization and any impairment in value. Identifiable intangible assets with a finite useful life are amortized on a straight-line basis over their expected useful life, unless another method represents a more accurate allocation of the expense over its useful life. The Company has no identifiable intangible assets for which the expected useful life is indefinite.

(k) Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of mining interests, property, plant and equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Annually, or when events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews the carrying value of its mining interests and exploration properties. The recoverability of the book value of each property is assessed for indicators of impairment such as adverse changes to the estimated recoverable ounces of gold and silver, estimated future commodity prices, and estimated expected future operating costs, capital expenditures and reclamation expenditures. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mining interests and the related deferred costs are recorded do not necessarily reflect present or future values.

(l) Goodwill and goodwill impairment

Acquisitions of businesses are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on an annual basis or when there is a significant indication of impairment, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. Fair value is calculated as an appropriate multiple of projected discounted future net earnings. If the carrying amount exceeds the fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying amount over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

During 2010, the Company recorded an impairment charge on the El Cubo mine, resulting in a goodwill balance of $Nil (see Note 5).

(m) Asset retirement obligations

The Company’s mining and exploration activities are subject to various laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company intends to make future expenditures to comply with such laws and regulations. The Company is required to record a liability and corresponding asset, for the estimated present value of future cash flows associated with site closure and reclamation when the liability is incurred and a reasonable estimate of the fair value can be made. The present value of future cash flows is determined using the credit adjusted risk free rate. These asset retirement costs are amortized over the life of the related assets on a straight-line basis. At the end of each period, the liability is increased to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(n) Share-based compensation

The Company uses the fair value method of accounting for employee share-based compensation and other share-based payments made in exchange for goods and services. Under this method, the Company recognizes a compensation expense for all awards made to employees, based on the fair value of the options or units on the date of grant, which is determined by using a valuation model. The fair value of employee options is estimated on the date of grant using an option pricing model and is expensed over the vesting period of the options. The fair value of options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to income upon re-measurement. The fair value of the Company’s equity-based share units is determined based on the market value of the Company’s shares on the date of the grant, and is expensed over the vesting period. Upon the exercise or settlement of stock options and units, consideration received, together with amounts previously recorded in contributed surplus, are recorded as an increase in share capital.

The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.

(o) Income taxes

Income taxes are calculated using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered to be more likely than not.

(p) (Loss) / earnings per common share

(Loss) / earnings per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted (loss) / earnings per common share considers the potential exercise of all outstanding options using the treasury stock method. This method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market price for the year.

(q) Employee future benefits

The Company has defined benefit plans that provide benefits to certain of its employees. The cost of the accrued benefit liability for benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of salary escalation and retirement ages.

Actuarial gains and losses arise from changes in actuarial assumptions used to determine the accrued benefit liability. The excess of the net actuarial gain and loss over 10% of the greater of the accrued benefit liability and the fair value of plan assets is amortized over the average remaining service period of active employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(r) Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as ‘‘held-for-trading’’, ‘‘available for sale’’, ‘‘held-to-maturity’’, ‘‘loans and receivables’’, or ‘‘other financial liabilities’’. The Company’s financial instruments are classified as follows:

Asset / Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Receivables	Loans and receivables	Amortized cost
Currency forwards	Held-for-trading	Fair value
Warrants	Held-for-trading	Fair value
Investments	Available-for-sale	Fair value
Payables and accruals and other long-term obligations	Other financial liabilities	Amortized cost
Long-term debt and capital leases	Other financial liabilities	Amortized cost

Financial assets and financial liabilities classified as ‘‘held-for-trading’’ are measured at fair value with changes in those fair values recognized in net earnings. Financial assets classified as ‘‘available for sale’’ are measured at fair value, with changes in those fair values recognized in other comprehensive income.

Warrants to purchase equity securities of other companies are classified as held-for-trading and measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in fair value are reported under “Gain on investments” in the Consolidated Statements of Operations.

Investments in equity securities designated as available-for-sale are accounted for at their fair value, which is determined based on the last quoted market price. Changes in market value as well as the related foreign exchange and tax impact, if any, are accounted for in other comprehensive income until the equity securities are sold or are determined to be other than temporarily impaired. When equity securities are sold or are determined to be other than temporarily impaired, the related accumulated change in other comprehensive income is reversed and the actual gain or loss on disposal, or the impairment charge, is recognized in net earnings.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are combined with the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method. If future modifications are made to a financial asset or liability that are not considered to be substantial, the transaction costs related to this modification are combined with the carrying amount, and amortized over the life of the instrument using the effective interest rate method.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in fair value are recorded in earnings unless they are designated in a valid hedging relationship (Note 2(s)), in which case the changes in fair value are recorded in other comprehensive income. There were no embedded derivatives for the years ended December 31, 2010 and 2009.

(s) Hedges

Hedging relationships that meet documentation requirements, and can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. Specifically, in a cash flow hedge, the effective portion of the change in the fair value of hedging derivatives is recorded in other comprehensive income and reclassified to earnings in the period in which the hedged item is realized. Any ineffective portion of the change in fair value of hedging derivatives is recognized in net earnings in the reporting period. Where documentation and effectiveness requirements are not met, the derivatives are classified as held for trading and the change in fair value is recognized in earnings in the reporting period.

Fair value hedges and the related hedged items are recognized on the balance sheet at fair value with any changes in fair value recognized in net income. To the extent the fair value hedge is effective, the changes in fair value of the hedge and the hedged item will offset each other.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(t) Other long-term assets

Included in other long-term assets were the costs of an eight-year consultancy agreement with a third party, whereby the Company received assistance with strategic planning, business development, procurement and authorization of land, employer-employee relations, community and government relations, and environmental relations. This asset was determined to be impaired in 2010 (see Note 5). See Note 9 for further details on the related obligation.

(u) International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed that January 1, 2011 is the changeover date for publicly accountable enterprises to use IFRS. This transition date will require the restatement of amounts reported by the Company for the year ended December 31, 2010, in order to provide comparative information under IFRS for 2011 interim and annual reports. The Company will prepare its first consolidated financial statements in accordance with IFRS for the quarter ending March 31, 2011.

3. Inventories

	December 31	December 31
	2010	2009
Supplies	$21,563	$15,847
Ore stockpiles	499	627
Ore in process	65,675	53,199
Finished goods	1,242	2,009
	88,979	71,682
Less: Long-term ore in process inventory	(13,205)	(11,197)
	$75,774	$60,485

During the year ended December 31, 2010, the Company recognized $555 (December 31, 2009 – $1,791) of inventory net realizable valuation adjustments as an expense. As a result of the increase in expected future commodity prices during the year to date, the Company recognized net overall net realizable value adjustment reversals during the year, which had the effect of decreasing expenses by $412 (December 31, 2009 - $428), resulting in an overall net realizable value adjustment expense of $143 for the year ended December 31, 2010 (December 31, 2009 - $1,363).

4. Investments

On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8,000 (USD $7,634). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00, each for a period of eighteen months following the closing date of the transaction.

On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3,200 (USD $3,037). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of twenty four months following the closing date of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purpose of trading for a profit. Warrants held by the Company are for long-term investment purposes, however, due to their nature, meet the definition of a derivative and are classified as held-for-trading financial assets.

				Year ended
			December 31, 2010
			Unrealized	Unrealized
	December 31	December 31	gains / (losses)	gains / (losses)
	2010	2010	included in	included in
	Cost	Fair value	OCI	earnings
Available-for-sale securities	$8,656	$17,293	$8,637	$-
Held-for-trading warrants	2,119	3,504	-	1,260
	$10,775	$20,797	$8,637	$1,260

5. Impairment charge

The Company suspended operations on June 17, 2010 at the El Cubo mine, located in Guanajuato State, Mexico, due to continued labour disruption by the unionized workforce and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels.

This was considered a triggering event for the purpose of assessing whether the carrying value of the El Cubo mine’s long-lived assets and goodwill were impaired. As a result, the Company conducted a long-lived asset impairment test whereby the carrying value of the El Cubo reporting unit was compared to its fair value. Net estimated cash flows from the El Cubo mine were calculated, on an undiscounted basis, using management’s best estimates of future gold and silver production, long-term gold and silver prices of $863.00 – $1,115.00 and $14.00 – $18.65 respectively, and increased cost estimates based on revised operating levels, under the assumption of operations resuming in a future period. The fair value was calculated by discounting the estimated future net cash flows using a 10% interest rate, commensurate with the risk profile. Management’s estimate of future cash flows is subject to risks and uncertainties, and therefore further impairments could occur.

Based on the results of the impairment test, the Company recorded an impairment charge of $221,610 in 2010. This charge consisted of a reduction of goodwill of $106,799, a reduction in other long-term assets of $4,413, and a reduction in mining interests, property, plant and equipment of $110,398. The related income tax impact was a future tax recovery of $28,309 and a reduction in future income tax liabilities of $27,775.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

6. Mining interests and property, plant and equipment

		December 31, 2010			December 31, 2009
		Accumulated
		Amortization	Net Book		Accumulated	Net Book
	Cost	& Impairment	Value	Cost	Amortization	Value
Mining interests:
Producing properties	$494,410	$201,737	$292,673	$386,394	$78,402	$307,992
Exploration properties	94,606	-	94,606	126,517	-	126,517
	589,016	201,737	387,279	512,911	78,402	434,509
Property, plant and equipment:
Processing plant	112,632	49,277	63,355	101,662	37,667	63,995
Heavy equipment	68,874	33,184	35,690	54,318	24,620	29,698
Other equipment	37,710	8,373	29,337	50,957	6,895	44,062
Buildings	23,092	8,268	14,824	22,120	5,135	16,985
Land	11,484	2,967	8,517	2,230	-	2,230
Office equipment	7,626	5,768	1,858	6,469	4,234	2,235
Vehicles	4,313	3,433	880	3,404	2,698	706
Equipment under capital lease	24,431	6,819	17,612	22,591	2,202	20,389
Major spare parts	6,138	641	5,497	13,185	2,430	10,755
Construction in progress	3,786	-	3,786	3,176	-	3,176
	300,086	118,730	181,356	280,112	85,881	194,231
Total	$889,102	$320,467	$568,635	$793,023	$164,283	$628,740

Included in accumulated amortization as at December 31, 2010 are impairment charges related to the El Cubo mine closure for mining interests and property, plant and equipment of $101,688 and $8,710 respectively.

Certain El Cubo mining interests and items of property, plant and equipment have not been amortized subsequent to the suspension of operations in June 2010. The net book value of mining interests and property, plant and equipment not being amortized is $48,761 and $6,713 respectively.

The following summarizes the movements in capitalized stripping costs, which are included in producing properties above:

	December 31	December 31
	2010	2009
Balance, beginning of year	$29,309	$7,352
Stripping costs capitalized	27,215	22,614
Depletion	(5,772)	(657)
Balance, end of year	$50,752	$29,309

The Company capitalizes interest attributable to the acquisition or construction of qualifying assets. During the year, $102 of interest associated with capital projects was capitalized (2009 - $434).

7. Intangible assets

During the year, the Company recorded an intangible asset with a cost of $4,038 relating to the right to use the capacity of the power line connecting the Ocampo mine to the Mexican national electricity grid. This intangible asset has a remaining life of 9 years, and will be amortized on a straight-line basis over this period. During 2010, the Company recognized $585 in amortization expense which resulted in an ending net book value of $3,453. Subsequent to 2010, the estimated amortization expense for this asset is $384 per year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

8. Long-term debt and capital leases

		December 31	December 31
		2010	2009
(a)	Revolving credit facility	$24,356	$25,242
(b)	Capital leases for equipment	7,188	11,539
(c)	Other long-term debt	-	48
		31,544	36,829
Less: Current portion of long-term debt and capital leases		4,373	4,398

		$27,171	$32,431

The estimated future minimum debt and lease payments under all facilities are as follows:

2011	$4,373
2012	$2,815
2013	$26,380

(a)

On November 4, 2010, the Company’s credit facility was expanded to a $75,000 revolving line of credit with the Bank of Nova Scotia and Société Générale, with the exposure divided equally between the two lenders. This line of credit can be increased to $100,000 upon the completion of the acquisition of Capital Gold Corporation, subject to satisfactory due diligence by the lenders on Capital Gold. The facility matures on November 4, 2013 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date. Interest is payable at LIBOR + 3.25% to 3.75% depending on the leverage ratio of the Company. At December 31, 2010, the interest rate payable on amounts outstanding under the credit facility was 3.5%.

The credit facility contains various covenants that include an interest coverage ratio of at least 3:1, a leverage ratio of no more than 3:1, a tangible net worth of at least $507,750 plus 50% of positive net income earned and 50% of equity proceeds for each quarter subsequent to September 30, 2010, and proven and probable reserves cannot be less than 2,000,000 ounces. The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company. The Company is in compliance with all covenants at December 31, 2010.

As at December 31, 2010, the Company had drawn $26,380 under the revolving facility and had issued a $1,000 letter of credit against the facility. The Company has included financing fees of $2,024 and $1,138 in the carrying amount of the credit facility at December 31, 2010 and 2009, respectively. These amounts are amortized into net earnings on a straight-line basis over the term to maturity.

(b)

The Company is obligated under various capital leases for equipment, all of which expire by the end of 2012. All capital lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 7.38% to 11.05%.

(c)	The Company was obligated under certain other agreements, which matured in 2010.

9. Other long-term obligations

Other long-term obligations includes deferred gains from sale-leaseback transactions, obligations arising from the Company’s long-term incentive plan, and the obligation associated with an eight-year consultancy agreement. The consultancy agreement obligation is non-interest bearing, and has been recorded at fair value using a discount rate of 7%. As of December 31, 2010, the total balance outstanding was $4,057 (current portion - $800).

The Company provides long-term incentive retention awards to certain employees. Under the plan, employees can earn an increasing percentage of their salary over a three-year period. At the end of the third year, the employee can request that the amount earned be paid out in cash. Alternatively, the employee may choose to remain in the plan for an additional four year period and earn an award at the year three percentage. As of December 31, 2010, the total balance outstanding was $1,394 (current portion - $1,156).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

10. Asset retirement obligations

The Company’s asset retirement obligations consist of reclamation costs for the Ocampo and El Cubo mines. The present value of the obligation is currently estimated at $5,643 (2009 – $5,958), reflecting payments that are expected to commence in 9 years. Significant reclamation activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of the reclamation costs liability is $11,462 (2009 – $11,847). The credit adjusted risk-free rate used in estimating the obligation is 8.25% (2009 – 8%), and the inflation rate used is 3.5% (2009 – 5.0%) . Changes to the reclamation and closure cost obligation balance during the year were as follows:

	December 31	December 31
	2010	2009
Asset retirement obligations, beginning of year	$5,958	$3,622
Foreign exchange adjustment	359	284
Obligations incurred	413	33
Accretion expense	493	316
Revisions in estimates	(1,580)	1,703

Asset retirement obligations, end of year	$5,643	$5,958

11. Employee future benefits

The Company has two defined benefit plans that provide employee future benefits, other than pensions, to certain of its employees in Mexico.

The Company accrues for employee future benefits for contract workers and employees in Mexico paid through an employment services company or by its subsidiaries. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service payable upon involuntary termination without just cause.

As described in Note 5, the Company suspended operations at the El Cubo mine in June of 2010. Subsequent to the suspension of operations at the mine, certain employees were severed and will be paid statutorily mandated severance benefits, along with any applicable seniority premium benefit, resulting in the recognition of a settlement loss during the year. In addition, as a consequence of their termination, these employees were no longer entitled to certain future retirement benefits which resulted in the recognition of a curtailment gain. The sequence in which the curtailment gain and settlement loss were recognized did not have a material impact on the net expense for the year.

All plans are unfunded. An actuarial valuation was performed for all plans as at December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Information about the Company’s benefit plans, in aggregate, is as follows:

	December 31	December 31
	2010	2009
Accrued benefit obligation:
Balance, beginning of year	$3,412	$2,331
Foreign exchange adjustment	216	132
Service cost	462	328
Interest cost	296	190
Benefits paid	(90)	(569)
Early settlements	(821)	-
Curtailments	(1,240)	(102)
Actuarial loss	2,018	1,102
Deficit	4,253	3,412
Unamortized past service costs	(211)	(430)
Unamortized actuarial gain	(2,059)	(1,347)
Accrued benefit liability	$1,983	$1,635

Employee future benefit expense recognized during the year was as follows:

	December 31	December 31
	2010	2009
Service cost	$462	$328
Interest cost	296	190
Actuarial loss	39	13
Curtailment gain	(854)	(102)
Settlement loss	1,173	-
Past service costs	22	24
Net expense for the year	$1,138	$453

Significant assumptions used:
Discount rate	8.25%	9.00%
Rate of compensation increase	5.56%	5.56%

12. Income taxes

The following table reconciles the expected income tax payable / (recovery) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2010 and 2009.

	December 31	December 31
	2010	2009
(Loss) / earnings before income taxes	$(168,097)	$19,857
Income tax rate	34.00%	35.00%

Expected income tax expense based on above rates	(57,153)	6,950
Effect of lower tax rates in foreign jurisdictions	9,814	(1,752)
Effect of non-deductible goodwill impairment	30,428	-
Non-deductible stock option expense	1,811	2,351
Permanent differences	2,420	4,550
Change in Mexican statutory income tax regime	-	718
Valuation allowance	(7,930)	(1,165)
Provision for income taxes	$(20,610)	$11,652

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following reflects future income tax liabilities at December 31, 2010 and 2009:

	December 31	December 31
	2010	2009
Accounting value of mineral properties in excess of tax value	$62,290	$85,932
Accounting value of inventories in excess of tax value	19,648	15,364
Deductible share issue costs	(1,912)	(2,865)
Unrealized foreign exchange (losses) / gains	(3,206)	(2,608)
Other	(5,465)	(3,254)
Non-capital losses carried forward	(42,392)	(58,253)
	28,963	34,316
Valuation allowance	38,320	46,250
Future income tax liabilities recognized	$67,283	$80,566

Current portion of future income tax asset	$(2,351)	$(4,210)
Current portion of future income tax liability	8,934	-
Future income tax liability	60,700	84,776
Net future income tax liability recognized	$67,283	$80,566

The Company has tax loss carryforwards expiring in the following years:

	Canada	Mexico	Total
2012	-	2,711	2,711
2013	5,469	2,011	7,480
2014	6,171	1,911	8,082
2015	4,111	507	4,618
2016	-	1,283	1,283
2017	-	15,473	15,473
2018	-	16,684	16,684
2020	-	8,058	8,058
2025	1,595	-	1,595
2026	6,754	-	6,754
2027	18,651	-	18,651
2028	4,014	-	4,014
2029	29,405	-	29,405
2030	10,931	-	10,931
	$87,101	$48,638	$135,739

13. Shareholders’ equity

(a) Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Issued and outstanding:

	Number of	Ascribed
	Common Shares	Value
Balance, December 31, 2008	120,040,768	$719,426

For cash pursuant to exercise of share purchase options	3,785,460	19,357
Fair value of options exercised	-	16,000
Fair value of shares issued	594,022	3,709
Shares issued through equity offering (net of issuance costs)	12,926,000	108,132
Shares issued through employee share purchase plan	11,302	92

Balance, December 31, 2009	137,357,552	$866,716
For cash pursuant to exercise of share purchase options	1,432,940	8,393
Fair value of options exercised	-	6,324
Shares issued through employee share purchase plan	73,823	540

Balance, December 31, 2010	138,864,315	$881,973

(b) Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares that may be reserved for issuance under the plan is 26,000,000. The maximum number of common shares that may be reserved for issuance to any one person under the plan is 5% of the shares outstanding at the time of grant (on a non-diluted basis), less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods as determined by the Company’s Board of Directors.

The fair value of the options granted was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31	December 31
	2010	2009
Dividend yield	0%	0%
Expected volatility	63.05%	64.26%
Risk free interest rate	2.97%	2.28%
Expected life	7.00 years	6.93 years
Weighted average grant date fair value	$5.50	$5.43

	December 31, 2010		December 31, 2009
		Weighted		Weighted
	Shares	Average Price	Shares	Average Price
Outstanding, beginning of year	5,315,300	$8.91	8,550,093	$7.85
Granted	1,513,500	$8.94	840,000	$6.99
Expired / forfeited	(970,500)	$10.14	(289,333)	$9.81
Exercised	(1,432,940)	$6.19	(3,785,460)	$6.04
Outstanding, end of year	4,425,360	$9.53	5,315,300	$8.91
Options exercisable, end of year	2,026,610	$10.83	3,602,550	$9.24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

During the year ended December 31, 2010, employees, consultants, officers and directors of the Company exercised 1,432,940 (2009 –3,785,460) options for total proceeds of $8,864 (2009 - $22,856). Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2010:

			Options outstanding		Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	remaining (yrs)	exercisable	exercise price
$6.01 - 6.50	412,500	$6.33	3.91	45,000	$6.24
$6.51 - 7.00	875,000	$6.84	5.19	490,500	$6.85
$7.01 - 7.50	210,000	$7.39	6.40	-	$-
$7.51 - 9.00	720,000	$8.03	5.48	100,000	$8.26
$9.01 - 9.50	527,000	$9.41	1.82	394,750	$9.41
$9.51 - 10.00	488,250	$9.92	3.85	274,750	$9.92
$10.01 - 10.50	62,500	$10.49	0.41	62,500	$10.49
$10.51 - 11.00	235,777	$10.64	1.02	218,277	$10.64
$11.01 - 16.00	561,000	$11.57	4.91	107,500	$11.98
$16.01 - 21.00	333,333	$20.35	1.25	333,333	$20.35
Total	4,425,360	$9.53		2,026,610	$10.83

(c) Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are issued based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the year, the Company contributed $257 to this plan (2009 - $81).

(d) Deferred share unit plan

Effective July 1, 2010, the Company established a Deferred Share Unit (“DSU”) plan which provides an alternative form of compensation for Senior Officers and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s volume-weighted average closing share price for the five days immediately preceding the grant date. A total of 197,864 DSUs with a grant date fair value of $1,391 were granted and vested during the year (2009 – nil), and remained outstanding at December 31, 2010.

14. Commitments and contingencies

Option and joint venture agreements

(a) Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (“Soyopa”) to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa, the Company agreed that if it should subsequently sell the lands, claims and concessions described in the agreements, the Company shall be required to pay Global $1,000. The lands, claims and concessions have not been sold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(b) Compania Minera Las Torres, S.A. de C.V. (“Las Torres”)

On September 7, 2004, a subsidiary of the Company entered into a mining lease agreement with Las Torres to acquire the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico for a five year period. On September 4, 2009, the Company negotiated an extension of this agreement for an additional three year period. Under the terms of the agreement, the annual rent payments total $720 per year. In addition, the Company is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350.00 per gold ounce and $5.50 per silver ounce, with a minimum annual royalty of $240. The royalty decreases to a 3.0% net smelter return for sales of gold and silver at or below $300.00 per gold ounce and $5.00 per silver ounce.

In addition, the Company is required to pay $20.00 per gold equivalent ounce for each ounce processed at the Las Torres mill from existing El Cubo claims. This payment, combined with the annual rent and minimum royalty payment discussed above must total a minimum of $2,000 per year. In connection with the agreement, the Company has issued a letter of credit in the amount of $1,000 to Las Torres.

This lease agreement was suspended in accordance with the force majeure clause that was triggered by the labour disruption and subsequent suspension of operations at the El Cubo mine. Therefore, the Company does not have obligations related to this contract as of December 31, 2010.

Other contingencies

In March 2008, the Company was named as a defendant in a claim filed by Ed J. McKenna. The plaintiff was seeking, among other things, an order certifying the action as a class proceeding and $75 million in special and general damages and $5 million in punitive damages on behalf of the class. In July 2008, the claim was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million. Management is of the opinion that the claim is without merit, and that a strong defence exists against the claim. Therefore, no provision for loss has been reflected in the accounts of the Company.

The Company is involved in legal proceedings arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

Other commitments

At December 31, 2010, the Company has purchase commitments in the amount of approximately $1.3 million (2009 - $0.9 million) related to acquisitions of equipment.

15. Mine standby costs

During the last seven months of 2010, the Company’s operations at the El Cubo mine were suspended due to a labour dispute initiated by the unionized workers employed at the mine. The Company incurred $9,214 of mine standby costs over this period.

For seven weeks during the second quarter of 2009, the Company’s operations at the El Cubo mine were suspended due to a strike initiated by the unionized workers employed at the mine. The Company incurred $1,905 of mine standby costs over this period.

16. Other expense

During the year, the Company determined that an $881 receivable balance was uncollectible. This receivable was originally recorded upon the acquisition of Mexgold Resources Inc. in 2006.

17. (Loss) / earnings per share

Basic (loss) / earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the year ended December 31, 2010 of 138,503,059 (December 31, 2009 – 125,688,993). Diluted earnings per share is based on the assumption that options under the stock option plan that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted. As of December 31, 2010, 4,425,360 stock options (December 31, 2009 – 2,652,360) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

18. Supplemental cash flow information

	December 31	December 31
	2010	2009
Items not affecting cash:
Amortization, depletion and accretion	$46,527	$43,018
Unrealized foreign exchange loss	2,177	5,194
Share-based compensation, net of forfeitures	4,816	7,646
Future income tax (recovery) / expense	(19,094)	6,611
Impairment charge	221,610	-
Loss on disposal of assets	2,582	-
Other non-cash items	2,487	3,197
	$261,105	$65,666

	December 31	December 31
	2010	2009
Change in non-cash operating working capital:
Receivables	$(4,406)	$1,865
Prepaids and deposits	(529)	(702)
Inventories	(8,817)	(2,565)
Payables and accruals	(1,390)	6,476
	$(15,142)	$5,074
Supplemental information:
Interest paid	$2,695	$2,762
Taxes paid	$2,022	$1,364

Non-cash transactions:
Acquisition of assets under capital lease	$-	$17,092

19. Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

		December 31	December 31
		2010	2009
(a)	Production costs – labour	$-	$25,797
(a)	Mining interests – labour	-	4,876
(b)	Production costs – consumables	-	11,255
		$-	$41,928

(a)	The Company paid a third party company related to a former director for the provision of workers in the Mexican operations at cost plus 6-10%.

(b)	The Company paid two third party companies related to a former director for the provision of lime, lubricant and fuel. The prices of lubricant and fuel are regulated in Mexico.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

20. Financial instruments and risk management

The Company’s financial instruments consist of cash and cash equivalents, receivables, investments in equity securities, payables and accruals, long-term debt, obligations under capital leases and assets and liabilities arising from the use of derivative financial instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican pesos or Canadian dollars. Balances are translated at the period end rate in accordance with the Company’s accounting policy as set out in Note 2(c) to these annual consolidated financial statements.

Fair values of financial instruments

The Company estimates that the fair value of its cash and cash equivalents, receivables, payables and accruals approximate the carrying value of the assets and liabilities due to the relatively short-term nature of these instruments. Long-term debt and lease obligations are measured at amortized cost using the effective interest method and there were no material differences between this amount and fair value at December 31, 2010. The Company’s fair value estimates for derivative contracts are based on observable market information for comparable contracts. These estimates represent the amount that the Company would have received from (or paid to) a counterparty to settle the contract at the balance sheet date.

CICA Handbook Section 3862, Financial Instruments – Disclosures, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. The two types of inputs have created the following fair value hierarchy:

  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.
  Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table outlines the Company’s financial assets measured at fair value within the fair value hierarchy as of December 31, 2010:

	Total	Level 1	Level 2	Level 3
Short-term investments	$27,279	$27,279	$-	$-
Held-for-trading financial assets - currency forwards	1,060	-	1,060	-
Held-for-trading financial assets - warrants	3,504	-	3,504	-
Available-for-sale financial assets - equity investments	17,293	17,293	-	-
	$49,136	$44,572	$4,564	$-

Due to their short-term maturities, the fair value of short-term investments approximates their carrying amount.

The fair value of forward contracts is determined using forward pricing spreads in effect at December 31, 2010. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

The fair value of warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following weighted average assumptions as of December 31, 2010:

Expected volatility	74%
Risk free interest rate	1.67%
Expected life	1.22 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company’s available-for-sale investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

Risks

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange rate, credit and liquidity risks. The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Commodity price risk

The profitability of the Company’s mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations. At December 31, 2010, the Company did not have any commodity-related financial instruments outstanding.

Market price risk

The Company is exposed to fluctuations in the fair value of investments made in equity securities and warrants. A 10% reduction in the price of the common shares of the companies held at December 31, 2010 would have reduced other comprehensive income by $1,729 and net income by $659. A 10% increase in the share price of each entity would have increased other comprehensive income and net income by $1,729 and $692, respectively.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 50 basis points higher during the year ended December 31, 2010, equity and net earnings would have decreased by $132, mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect).

Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars (USD). The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican pesos (MXN). These potential currency fluctuations could have a significant impact on costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

At December 31, 2010, the Company’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars and Mexican pesos was as follows:

	CAD	MXN
Cash and cash equivalents	$2,059	$335,652
Receivables	331	192,615
Investments	20,685	-
Payables and accruals	(4,402)	(200,860)
Other long-term obligations	(360)	(13,435)
Future income tax liabilities	-	(831,487)
Net balance sheet exposure	$18,313	$(517,515)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

A 10% weakening / (strengthening) of these currencies against the US dollar at December 31st would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

Equity / earnings
Translation of net CAD exposure	$(1,674)
Translation of net MXN exposure	3,812

As at December 31, 2010 the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $30,699 at exchange rates ranging from 12.87 pesos per US dollar to 13.21 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated production costs at the Ocampo mine and settle at various dates between January 1, 2011 and October 31, 2011. These contracts had a fair value of $1,060 at December 31, 2010, of which $1,025 has been recognized in other comprehensive income and $35 has been recognized in production costs. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost.

Two forward contracts settled during the year ended December 31, 2010 with a total gain of $377. The recognition of this hedging gain has resulted in a $175 decline in production costs, a $60 decline in inventory, a $17 decline in general and administrative expense and a $125 decline in mineral properties.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$38,001	$38,001	$38,001	$-	$-	$-	$-
Long-term debt and capital leases	31,544	34,225	2,610	2,321	2,914	26,380	-
Other long-term obligations	4,057	4,800	800	-	800	2,400	800

	$73,602	$77,026	$41,411	$2,321	$3,714	$28,780	$800

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

21. Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current year.

The capital of the Company consists of items included in Shareholders’ equity and debt obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at December 31, 2010, the ratio of gross debt to total equity was 4.73% (December 31, 2009 – 4.65%), calculated as follows:

	December 31	December 31
	2010	2009
Current portion of long-term debt and capital leases	$4,373	$4,398
Long-term debt and capital leases	27,171	32,431
Gross debt	31,544	36,829

Shareholders’ equity	$666,763	$792,337

Gross debt / Shareholders’ equity	4.73%	4.65%

22. Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver in Mexico.

The following are the operating results by segment:

			December 31, 2010
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$215,717	$22,549	$-	$238,266
Production costs	74,819	16,047	-	90,866
Mine standby costs	-	9,214	-	9,214
Refining costs	1,631	242	-	1,873
General and administrative costs	7,866	2,117	17,606	27,589
Exploration and business development	529	-	1,405	1,934
Amortization, depletion and accretion	41,256	4,947	324	46,527
	126,101	32,567	19,335	178,003
Earnings / (loss) before other items	$89,616	$(10,018)	$(19,335)	$60,263

Expenditures on mining interests, property, plant & equipment and intangible assets	$97,879	$9,074	$263	$107,216

Total assets as at December 31, 2010	$550,620	$159,479	$109,289	$819,388

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

			December 31, 2009
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$162,579	$44,222	$-	$206,801
Production costs	66,988	27,611	-	94,599
Mine standby costs	-	1,905	-	1,905
Refining costs	2,232	623	-	2,855
General and administrative	8,100	2,447	26,028	36,575
Exploration and business development	158	-	321	479
Amortization and depletion	30,861	11,963	130	42,954
	108,339	44,549	26,479	179,367
Earnings / (loss) before other items	$54,240	$(327)	$(26,479)	$27,434

Expenditures on mining interests, property, plant & equipment and intangible assets	$68,048	$8,407	$406	$76,861

Total assets as at December 31, 2009	$474,748	$386,719	$102,901	$964,368

Included in the total assets of the El Cubo operating segment is $93,554 related to the Guadalupe y Calvo exploration property. All goodwill included on the balance sheet as at December 31, 2009 relates to the El Cubo operating segment.

The Company sells all gold and silver produced to one customer. The Company is not economically dependent on this customer for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

23. Comparative figures

Certain of the comparative figures for the prior period have been reclassified to conform with the financial statement presentation adopted for December 31, 2010.

24. Subsequent events

On February 23, 2011, the Company announced the successful resolution of the ongoing labour disruption at the El Cubo mine with the signing of a two-year collective agreement. The terms of the revised collective agreement reflect current legislated norms and industry best practices in Mexico. The Company has begun developing an operations plan to recommence production that involves retraining employees, developing sufficient mining areas in the underground mine, and resuming exploration activities.

On October 1, 2010, the Company entered into a definitive merger agreement with Capital Gold Corporation (“Capital Gold”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Capital Gold. Under the terms of the agreement, each common share of Capital Gold would be exchanged for 0.5209 common shares of Gammon Gold and a cash payment of $0.79 per share. On March 17, 2011, the Company amended the merger agreement with Capital Gold by increasing the cash component of the merger consideration to be paid to Capital Gold shareholders by $0.30 per share, to $1.09. On March 18, 2011, Capital Gold held a shareholder meeting that was adjourned until April 1, 2011, when the shareholder vote will occur.

During 2010, the Company was named as a defendant in proposed class action suits, claiming that the directors of Capital Gold breached their fiduciary duties by failing to maximize shareholder value and failing to conduct an appropriate sale process with the Company. The plaintiffs also allege that Capital Gold and the Company aided and abetted these alleged breaches of fiduciary duties. The plaintiffs are seeking an injunction to stop the closing of the merger, for Capital Gold to conduct an appropriate sale process, and damages from the Company in the event that the merger is completed. Management is of the opinion that these claims are without merit, and that a strong defence exists against these claims. No provision for loss has been reflected in the accounts of the Company.